

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2012

<u>Via E-mail</u>
Brent A. Moen
Senior Vice President and Chief Financial Officer
Regis Corporation
7201 Metro Boulevard
Edina, Minnesota 55439

Re: Regis Corporation
Form 10-K for the Fiscal Year Ended June 30, 2011
Filed August 26, 2011
File No. 1-12725

Dear Mr. Moen:

　　We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

　　　　　　　　　　Sincerely,

　　　　　　　　　　/s/ Kathleen Krebs, for

　　　　　　　　　　Larry Spirgel
　　　　　　　　　　Assistant Director